

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 10, 2009

Wei Chen
President and Chief Executive Officer
China Logistics Group, Inc.
7300 Alondra Boulevard, Suite 108
Paramount, California 90723

> **Re: China Logistics Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 27, 2009**
> **File No. 0-31497**

Dear Wei Chen:

  We have completed our review of your Form 8-K and have no further comments at this time.


Sincerely,

Ta Tanisha Meadows
Staff Accountant
